Exhibit 99.1
News Release

May 12, 2015

Foamix Reports First Quarter Financial Results

Conference Call Begins on May 13, 2015 at 8:00am Eastern / 5:00am Pacific

Rehovot, Israel (May 12, 2015) – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix Pharmaceuticals”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announces financial results for the three months ended March 31, 2015.

Financial highlights of the first three months of 2015 include:

●	Revenues for the three months ended March 31, 2015 were $448,000 compared with $1.4 million for the three months ended March 31, 2014.
●	Research and development expenses were $2.1 million compared with $349,000 in the three months ended March 31, 2014
●	Operating expenses totaled $3.5 million compared with $807,000 in the three months ended March 31, 2014.
●	Operating loss for the three months ended March 31, 2015 was $3.1 million compared with an operating income of $445,000 in the three months ended March 31, 2014.
●
Net loss for the three months ended March 31, 2015 was $3.1 million or $0.14 per basic and diluted share compared with $41,000 or $0.00 per basic and diluted share for the three months ended March 31, 2014.

●
Cash, cash equivalents and short and long term investments at March 31, 2015 totaled $48.4 million, compared with approximately $50 million at December 31, 2014, and did not reflect the $64.2 million (net of commissions and expenses) raised in Foamix’s most recent offering, which closed on April 20, 2015, after the end of the first quarter.

Notable financial developments during the period of March 31, 2015 through the date of this release:

●
On April 20, 2015 we completed a follow-on public offering, at a price per share of $9.30, raising $69 million including the exercise of the underwriters’ option to purchase an additional 967,741 shares. Net proceeds after expenses and underwriter fees totaled $64.2 million.

Notable clinical, business and corporate developments for the period of December 31, 2014 through the date of this release:

●
We completed the non-clinical safety assessment program to support the initiation of the Company’s planned Phase III trials for FMX101, a novel topical foam formulation of minocycline for the treatment of moderate to severe acne.

●
We were issued U.S. Patent No. 8.992.896 entitled Topical Tetracycline compositions by the U.S. Patent and Trademark Office, adding to the several granted patents related to FMX101, FMX102, FMX103 and FDX104 in the U.S.

●	We submitted an investigation new drug (IND) application for FMX101 allowing for the initiation of clinical trials.
●	We submitted a clinical trial application (CTA) for FMX103 to the German national authority to begin a Phase II trial for Papulopustular Rosacea in Germany.
●
We appointed a new member, Dr. Aaron Schwartz, to the Board of Directors. Dr. Schwartz served in a number of positions at Teva from 1975 through 2011, most recently as Vice President, Head of Teva Innovative Ventures – TIV. Dr. Schwartz is currently chairman of the board for several life science companies. Mr. Chaim Chizic resigned his position as a member of the Board of Directors and became an observer.

Management Overview

Regarding FMX101, which is our novel topical foam formulation of minocycline for the treatment of moderate to severe acne, we are planning to commence our human pharmacokinetics (PK) bridge study by the end of this month.  At the same time, our manufacturer continues to produce large scale batches for both our long-term animal toxicology study and the Phase III pivotal trials.  We are in the final stages of selecting a contract research organization (CRO) as a partner for our Phase III program and hope to initiate the trials in the third quarter.

For FMX 103, our minocycline foam for rosacea, we plan to initiate a Phase II trial by the end of the second quarter. This will be a double-blind, vehicle-controlled trial that is intended to enroll 210 patients with moderate to severe rosacea. FMX103 is a version of FMX101 with a different concentration of minocycline delivered in our proprietary foam platform.

With respect to FMX102, which is our 1% minocycline foam product candidate for the treatment of impetigo, we plan to meet with the U.S. Food and Drug Administration (FDA) later this year to obtain guidance with respect to the preclinical and clinical activities that would be required to obtain regulatory approval for this product. Based on this guidance, we will develop a clinical plan for FMX102. We intend to include the results of our human PK study for acne in our discussions with the FDA.

Our topical doxycycline foam FDX104 is in development for the treatment of an acne-like rash that is induced by epidermal growth factor receptor inhibitors, or EGFRI drugs, specifically Erbitux or Vectibix.  We commenced our Phase II multi-center vehicle controlled clinical study in late 2014. Results are expected at the end of the third quarter.

In addition to our internal drug development pipeline, we are also developing certain topical products with several licensees. Under our agreements with these licensees, we are combining our proprietary foam technology with drugs selected by the licensee.  These are exclusive agreements with respect to the specific drug that is licensed.

First Quarter 2015 Financial Results
Revenues
Total revenues for the three months ended March 31, 2015 were $448,000 compared with $1.4 million for the three months ended March 31, 2014. The decline was due to completion of certain development projects for our licensees during 2014 in relation to products, now in clinical trial phases or pending FDA approvals.

Operating Expenses
Our operating expenses for the three months ended March 31, 2015 and 2014 were as follows:

	Three months ended March 31,
	2015	2014
	(in thousands)

Research and development	$2,120	$349
Selling, general and administrative	1,372	458
Total operating expenses	$3,492	$807

Research and Development Expenses
Research and development expenses increased by $1.8 million, or 507%, from $349,000 in the three months ended March 31, 2014 to $2.1 million in the three months ended March 31, 2015. The increase in research and development expenses resulted primarily from an increase of $1.1 million in costs relating to the operation of the FMX101 and FMX103 projects and the ongoing expenses of the FDX104 clinical trial; and an increase of $510,000 in payroll and related expenses due to an increase in the number of R&D employees and the related increased payroll and related expenses.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $914,000, or 200%, from $458,000 in the three months ended March 31, 2014 to $1.4 million in the three months ended March 31, 2015. The increase in selling, general and administrative expenses resulted primarily from an increase of $407,000 in payroll and related expenses, an increase of $104,000 in investor relations expenses and an increase of $103,000 in expenses related to directors’ compensation.

Finance Expenses, net
Finance expenses decreased by $469,000, or 97%, from $486,000 in the three months ended March 31, 2014 to $17,000 in the three months ended March 31, 2015. The decrease is due to the decrease in financial expenses relating to convertible loans converted during the second quarter of 2014.

Net Loss
For the three months ended March 31, 2015, the Company reported a loss of $3.1 million or $0.14 per share, basic and diluted, compared with a loss of $41,000 or $0.00 per share, basic and diluted, for the three months ended March 31, 2014.

Liquidity and Capital Resources
As of March 31, 2015, we had cash, cash equivalents and short and long-term investments of $48.4 million, compared with $50 million as of December 31, 2014. Subsequent to the quarter’s end, we raised $64.2 million (net of commissions and expenses) in our secondary offering, which closed on April 20th.
During the three months ended March 31, 2015, we used $1.9 million in cash from our operations compared to $1.4 million provided by operating activities in the first three months ended March 31, 2014.

Conference Call
Our management will host an investment community conference call on May 13, 2015 at 8:00 am Eastern / 5:00 am Pacific 3:00 PM Israel to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 888-576-4398 International: 719-325-2361 Conference ID: 2159175
Webcast: http://public.viavid.com/player/index.php?id=114278

A replay of the call will be accessible two hours after its completion through May 27, 2015 by dialing Domestic: 877-870-5176 International: 858-384-5517 Passcode: 2159175. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com

About Us

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing its proprietary minocycline foam for the treatment of acne and other skin conditions. Our lead product candidate FMX101 for moderate-to-severe acne is a novel topical foam formulation of the antibiotic minocycline. We also have early-stage stable foam formulations of various drugs for the treatment of common dermatological indications.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Registration Statement on From F-1 (File No. 333-203187) declared effective on April 14, 2015, and elsewhere in the Registration Statement. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Contact:	U.S. Investor Relations
Dorit Hayon, BD Manager	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ir@foamixpharma.com	mrice@lifesciadvisors.com

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31,	December 31,
	2015	2014
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,163	$43,008
Short term deposits	13,022	-
Investment in marketable securities	17,991	6,958
Accounts receivable:
Trade	750	495
Other	352	430
T O T A L CURRENT ASSETS	42,278	50,891

NON-CURRENT ASSETS:
Restricted investment in marketable securities	101	104
Investment in marketable securities	7,088	-
Property and equipment, net	317	248
Other	34	34
T O T A L NON-CURRENT ASSETS	7,540	386

T O T A L ASSETS	49,818	51,277

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Current maturities of bank borrowing	30	31
Accounts payable and accruals:
Trade	1,123	626
Deferred revenues	1	35
Other	1,670	968
Loan from the BIRD foundation	471	474
T O T A L CURRENT LIABILITIES	3,295	2,134

LONG-TERM LIABILITIES:
Bank borrowing	42	51
Liability for employee rights upon retirement	323	330
T O T A L LONG-TERM LIABILITIES	365	381
T O T A L LIABILITIES	3,660	2,515

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of as of March 31, 2015 and December 31, 2014 respectively; issued and outstanding: 22,664,519 and 22,443,934 Ordinary Shares as of March 31, 2015 and December 31, 2014 respectively	963	954
Additional paid-in capital	78,002	77,600
Accumulated deficit	(32,798)	(29,713)
Accumulated other comprehensive loss	(9)	(79)
T O T A L SHAREHOLDERS' EQUITY	46,158	48,762
T O T A L LIABILITIES AND SHAREHOLDERS’ EQUITY	$49,818	$51,277

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2015	2014
REVENUES	$448	$1,408
COST OF REVENUES	23	156
GROSS PROFIT	425	1,252
OPERATING EXPENSES:
Research and development	2,120	349
Selling, general and administrative	1,372	458
TOTAL OPERATING EXPENSES	3,492	807
OPERATING LOSS (INCOME)	3,067	(445)
FINANCE EXPENSES, net	17	486
INCOME TAX	1	-
NET LOSS FOR THE PERIOD	$3,085	$41

LOSS PER SHARE BASIC AND DILUTED	$0.14	$0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	22,503	11,408

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended March 31,
	2015	2014

LOSS	$3,085	$41
OTHER COMPREHENSIVE LOSS (INCOME):
Net unrealized gains from marketable securities	(18)	(8)
Gains (losses) on marketable securities reclassified into net loss	(67)	9
Net unrealized loss on derivative financial instruments	15	-
T O T A L OTHER COMPREHENSIVE LOSS (INCOME)	(70)	1
T O T A L COMPREHENSIVE LOSS	$3,015	$42

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,085)	$(41)
Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	17	20
Changes in trading marketable securities, net	-	561
Loss (gain) from marketable securities, net	67	(9)
Changes in accrued liability for employee severance benefits, net of retirement fund profit	(7)	39
Share-based compensation	152	199
Non-cash finance expenses, net	(24)	514
Changes in operating asset and liabilities:
Decrease (increase) in trade and other receivable	(177)	390
Increase in other non-current assets	-	(76)
Increase (decrease) in accounts payable and accruals	1,150	(175)
Net cash provided by (used in) operating activities	(1,907)	1,422
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(86)	(3)
Amounts funded in respect of employee rights upon retirement	-	(5)
Purchase of short term deposits	(13,000)	-
Purchase of available for sale marketable securities	(20,039)	(1,146)
Proceeds from sale of available-for-sale marketable securities	1,943	296
Net cash used in investing activities	(31,182)	(858)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from conversion of options into ordinary shares	259	-
Payments in respect of bank borrowings	(9)	-
Net cash provided by financing activities	250	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,839)	564
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(6)	(1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	43,008	1,747
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	10,163	2,310